

January 29, 2015

Via E-mail
Mr. Vance Sanders
Chief Financial Officer
Equinox Frontier Funds
c/o Equinox Fund Management, LLC
1775 Sherman Street, Suite 2500
Denver, CO 80203

  Re: Equinox Frontier Funds
     Form 10-K for year ended December 31, 2013
     Filed on March 31, 2014
     File No. 000-51274

Dear Mr. Vance:

  We have reviewed your response letter dated January 22, 2015 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Financial Statements

Series Financial Statements, page F-2

Statements of Cash Flows, page F-28

1. We note your response to our prior comment one. We remain unclear as to the nature of the line item net change in ownership allocation of total return swaps. Please advise. This comment also applies to the Trust financial statements.

Notes to Financial Statements, page F-32

General

2. We note your response to our prior comment two. Please tell us if the amount of cash held by others exceeds the amount of your restricted cash. To the extent that the cash held by others exceeds your restricted cash, please confirm that you will disclose the amount of cash held by others within your footnotes in future periodic filings. This comment also applies to the Trust financial statements.

3. We note your response to our prior comment two. Please tell us if any investments, including U.S. treasury securities, are held by others. To the extent that any investments are held by others, please confirm that you will disclose those amounts in future periodic filings. This comment also applies to the Trust financial statements.

4. We note your response to our prior comment five. We continue to be unclear about the nature of the line item "change in ownership allocation of total return swaps" on page F-44. Please advise.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant